CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 11 34

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

03 DEC -8 AM 7:21

03045009

Madrid, 5 December 2003

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

Luigi Lubelli
Finance Director

MAPFRE

PRESS RELEASE

CAPITAL INCREASE AT MAPFRE RE

In its meeting of 3 December 2003, the Board of Directors of MAPFRE RE, COMPAÑÍA INTERNACIONAL DE REASEGUROS, S.A. approved a € 150 million capital increase, which will be carried out over the first four months of 2004.

This new capital increase, which comes after the € 60 million rights issue carried out in March 2003, will take the shareholders' equity of the reinsurance company to over € 475 million. The company will thus be able to substantially increase its business volumes, and to support such growth with an appropriate ratio of shareholders' funds to net premiums written. Part of the amount raised will be devoted to enlarging also the equity base of US subsidiary MAPFRE REINSURANCE CORPORATION, with the same purpose.

In its meeting of 4 December 2004, the Board of Directors of CORPORACIÓN MAPFRE has agreed to subscribe for its share of the rights issue referred to above (€ 126 million), and has also undertaken to take up any shares that other shareholders may decide not to subscribe for.

Thanks to its position in the international reinsurance market and to its strong financial strength ratings, MAPFRE RE will be able to seize new business opportunities without changing the rigorous underwriting policy it has successfully applied so far.

MAPFRE

PRESS RELEASE

MAPFRE RE, whose past results have not been significantly affected by large claims or losses on financial investments, is ready to grow in an environment characterised by profitable technical conditions. As has been the case so far, growth will come from traditional businesses, avoiding long-tail risks. Moreover, MAPFRE RE will consolidate its role as the reference reinsurer for all MAPFRE companies.

As of the third quarter of 2003, gross premiums written reached € 649.8 million, a 14.2% increase over the same period of the previous year. At the same date, net profit was € 20.9 million, against € 17.4 million in the same period of 2002. The combined ratio was 90.8%, improving 8 percentage points with respect to the same period of the previous year. If this trend continues, the year should end with a tangible improvement over these figures. US subsidiary MAPFRE REINSURANCE CORPORATION recorded very satisfactory results at the end of September, and is making a significant contribution to the consolidated result of MAPFRE RE.

MAPFRE RE is the specialised reinsurance company of SISTEMA MAPFRE. CORPORACIÓN MAPFRE is its largest shareholder (83.3%). Its remaining shareholders include insurance companies from Italy, Switzerland, the UK and the US. Presently, it is rated 'A+' by A.M. Best and 'AA-' by Standard & Poor's.

Madrid, 4 December 2003.

Should you need further information, please contact the Communications Department of MAPFRE (phone: +34-91-581-2337, fax: +34-91-581-8382, e-mail: mechanove@mapfre.com).



CORPORACION MAPFRE

Capital increase at MAPFRE RE

Madrid, 4 December 2003

Summary of the capital increase

- MAPFRE RE will carry out a € 150 million capital increase during the first four months of 2004
- This new capital increase, which comes after the € 60 million rights issue carried out in March 2003, will take the shareholders' equity of the reinsurance company to over € 475 million. The company will thus be able to substantially increase its business volumes, and to support such growth with an appropriate ratio of shareholders' funds to net premiums written. Part of the amount raised will be devoted to enlarging also the equity base of US subsidiary MAPFRE REINSURANCE CORPORATION, with the same purpose
- This transaction has been previously authorised by the highest governing bodies of SISTEMA MAPFRE and approved by the other shareholders of MAPFRE RE
- CORPORACIÓN MAPFRE will subscribe for its share of the rights issue referred to above (€126 million), and undertakes to take up any shares that other shareholders may decide not to subscribe for

Reinsurance market environment

- Presently, business conditions in the reinsurance market are favourable:
  - Rates have regained profitable technical levels
  - Reinsurance terms and conditions have tightened significantly
  - The reinsurance sector as a whole should maintain its focus on underwriting discipline:
    - Investment returns are at historic lows
    - A material contraction in the capital base has reduced traditional capacity
    - There are fewer active players
    - Under-reserving in some business lines is expected to remain an issue for some time
    - Shareholders are demanding satisfactory returns

MAPFRE RE: ideally positioned in the present market environment

- MAPFRE RE is ideally positioned to take advantage of the present market environment:
  - Specialised reinsurer, with a particular focus on the Property business
  - Prudent underwriting policies supported by effective management controls
  - Geographically well-diversified portfolio
  - Established and long-standing client relationships, 80% of which are direct
  - Extensive direct international presence through 15 branches
  - Low combined ratio, particularly in view of the fact that over 70% of its business is proportional
  - Clean financial track record: never a loss, nor a capital increase to cover solvency or reserve shortfalls
  - Financial strength ratings among the strongest
  - The development of its business is one of the goals in the Strategic Plan of SISTEMA MAPFRE.

Rationale for the capital increase

- MAPFRE RE has achieved its present market position, ratings and results on the back of a comparatively lower ratio of shareholders' funds to net premiums written
- However, while its financial strength ratings are among the strongest, MAPFRE RE's size is comparatively small in a global context
- Present business conditions are uniquely attractive for MAPFRE RE:
  - Its financial security is leading to growing market demand for its reinsurance capacity
  - Its present position allows it to significantly increase its business volumes at favourable underwriting terms without changing the rigorous risk selection policy it has successfully applied so far
- MAPFRE RE intends to seize this opportunity to further develop its business and generate additional value for its shareholders. Expected growth will have to be supported by an appropriate amount of capital to maintain its present strong solvency levels